SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Announces Fourth Quarter and Full Year 2007 Financial Results; Dated February 14, 2008

ITEM 1

STARLIMS Announces Fourth Quarter and Full Year 2007 Financial Results

HOLLYWOOD, Fla., February 14, 2008 – STARLIMS Technologies Ltd. (NASDAQ:LIMS), a leading provider of laboratory information management systems (LIMS), today announced that revenues for full year of 2007 were $23.8 million, up 20.3% from $19.8 million for the full year of 2006. Product revenues for the full year of 2007 were $13.9 million, up 24.9% from $11.1 million for the full year of 2006. Services revenues for the full year of 2007 were $9.9 million, up 14.4% from $8.6 million for the full year of 2006.

Revenues for the fourth quarter of 2007 were $6.7 million, a 4.9% decline from revenue of $7.0 million reported for the same period in 2006. Product revenues for the period were $4.0 million, down 5.3% from $4.3 million reported for the fourth quarter of 2006. Services revenues for the period were $2.7 million, down 4.4% from $2.8 million reported for the fourth quarter of 2006.

STARLIMS’s business model is characterized by relatively large transactions, with a year-to-date average selling price on direct sales of approximately $600,000. Our management believes that a comparison of STARLIMS’s results in a longer term perspective provides better insight into the underlying growth of our business.

“We are pleased with our growth in 2007 driven by our expansion in verticals such as Life Sciences and the return from investments made in geographic expansion such as in Asia Pacific,” said Itschak Friedman, CEO of STARLIMS. “We have already closed two large transactions in Life Sciences early in 2008 and with the introduction of scientific data management solutions or SDMS, our ongoing investments in the clinical market and continued geographic expansion, we are positioned for solid growth in 2008.”

GAAP operating income for the full year of 2007 was $3.8 million or 16.2% of revenues, compared to $4.9 million or 25.0% of revenues for the full year of 2006. GAAP net income for the full year of 2007 was $4.5 million, or $0.57 per diluted share, compared to GAAP net income of $3.8 million, or $0.58 per diluted share, for the full year of 2006. For the fourth quarter, GAAP operating income was $605,000 or 9.0% of revenues compared to $2.8 million or 39.4% of revenues for the same period in 2006. GAAP net income for the fourth quarter was $981,000, or $0.11 per diluted share, compared to GAAP net income of $1.9 million, or $0.29 per diluted share, for the fourth quarter of 2006.

Non-GAAP operating income for the full year of 2007 was $4.3 million or 17.9% of revenues, compared to $5.1 million or 25.9% of revenues for the full year of 2006. Non-GAAP net income for the full year of 2007 was $4.8 million, or $0.61 per diluted share, compared to non-GAAP net income of $3.9 million, or $0.60 per diluted share, for the full year of 2006. Non-GAAP operating income for the fourth quarter was $687,000 or 10.3% of revenues, compared to $2.8 million or 40.1% for the same period in 2006. Non-GAAP net income for the fourth quarter was $1.0 million, or $0.12 per diluted share, compared to $2.0 million, or $0.30 per diluted share, for the fourth quarter of 2006.

The following tables include a reconciliation of GAAP to non-GAAP income from operations and net income for 2007 and 2006 and for the fourth quarter of said years.

Cash, cash equivalents and marketable securities amounted to $35.1million on December 31, 2007, compared to $6.5 million on December 31, 2006. The increase in cash was primarily due to our initial public offering in the United States on May 23, 2007 and approximately $4.1 million cash generated from operating activities.

STARLIMS to Acquire UK Partner

STARLIMS today announced that it has reached an agreement to the terms to acquire its long-standing United Kingdom partner for an undisclosed amount. Management expects the acquisition to enhance the Company’s service capabilities in the United Kingdom and assist in expanding its European operations. The acquisition is subject to customary closing conditions and is expected to be completed in the next several weeks.

Stock Repurchase Program

STARLIMS also announced that the Company’s Board of Directors has authorized a stock repurchase program. The stock repurchase program authorizes the Company to repurchase shares of its common stock, in the open market at times and prices considered appropriate by the Company depending upon prevailing market conditions and other corporate considerations. The program limits the Company to an aggregate purchase of $2 million over a period of 18 months. As of February 13, 2008, STARLIMS had approximately 8.8 million shares outstanding.

“The stock repurchase program is a reflection of the Company’s solid cash position and ongoing commitment to increasing shareholder value,” said Chaim Friedman, STARLIMS Chief Financial Officer. “The program also demonstrates the confidence we have in our current operational strengths and prospects for the future.”

Guidance

STARLIMS is providing financial guidance for fiscal year 2008. Our management expects total revenues of $27 to $29 million and GAAP EPS of $0.55 to $0.70, which includes approximately $0.05 of stock-based compensation expenses, amortization of intangibles related to acquisitions and other non-recurring expenses. The guidance assumes an annual tax rate of approximately 15% and estimated weighted average shares outstanding of 8.9 million during 2008.

Note on Use of Non-GAAP Financial Information

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, STARLIMS uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non recurring expenses, non-cash equity based compensation in accordance with SFAS 123(R) and amortization of intangibles related to acquisitions. Our management believes that the non-GAAP financial information provided in this release can assist investors in understanding and assessing the Company’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Our management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

Conference Call and Webcast Information

STARLIMS will host a live webcast of this conference call on Thursday, February 14, at 8:30 a.m. Eastern Standard Time (15:30 Israeli time). The listen-only webcast can be accessed from the Investor Relations page of the Company’s web site at http://ir.starlims.com. Those interested in participating in the question and answer session should dial (303) 262-2130.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the Company’s website, at http://ir.starlims.com starting at 12 p.m. on Thursday, February 14, 2008. Alternatively, the conference call replay can be accessed by dialing (800) 405-2236, access code 11106495#.

About STARLIMS

STARLIMS Technologies Ltd. (NASDAQ: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data and per share data)

	December 31,	December 31,
	2 0 0 6	2 0 0 7
	Audited	Unaudited

ASSETS
Current Assets
Cash and cash equivalents	$2,539	$31,704
Restricted short-term deposits	196	195
Marketable securities - available-for-sale	2,334	1,012
Accounts receivable (net of allowance
for doubtful accounts of $291 and $192 respectively)	8,966	9,215
Other current assets	949	2,096

Total current assets	14,984	44,222

Long-Term Assets
Marketable securities - held-to-maturity	1,435	2,206
Other long-term assets	422	643
Fixed assets, net	1,481	1,601
Goodwill	1,137	1,326
Other assets, net	202	37

Total long-term assets	4,677	5,813

Total assets	$19,661	$50,035

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Trade accounts payable	$356	$201
Deferred revenues	1,821	2,276
Other current liabilities and accrued expenses	2,570	2,978

Total current liabilities	4,747	5,455

Long-Term Liabilities
Long-term deferred revenues	99	68
Accrued severance pay	32	52
Deferred taxes	814	662

Total long-term liabilities	945	782

Shareholders' Equity
Ordinary shares, NIS 1.00 par value;
authorized 15,000,000 shares; issued 7,764,869 and 9,991,169 shares,
respectively; outstanding 6,490,500 and 8,724,675 shares, respectively	2,600	3,151
Additional paid-in capital	4,325	30,893
Accumulated other comprehensive income	104	260
Retained earnings	9,672	12,267
Treasury stock, at cost - 1,274,369 and 1,266,494 ordinary shares, respectively	(2,732)	(2,773)

Total shareholders' equity	13,969	43,798

Total liabilities and shareholders' equity	$19,661	$50,035

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,		Three months ended December 31,
	2006	2007	2006	2007
	Audited	Unaudited	Audited	Unaudited

Revenues
Software licensing	$8,286	$10,656	$3,500	$3,129
Maintenance	2,841	3,241	765	910

Total product revenues	11,127	13,897	4,265	4,039
Services	8,638	9,878	2,773	2,652

Total revenues	19,765	23,775	7,038	6,691

Cost of revenues
Cost of products	31	374	11	348
Cost of services	5,557	8,095	1,770	2,304

Total cost of revenues	5,588	8,469	1,781	2,652

Gross profit	14,177	15,306	5,257	4,039

Operating expenses
Research and development	1,866	2,872	578	822
Selling and marketing	4,741	5,792	1,107	1,814
General and administrative	2,634	2,799	798	798

Total operating expenses	9,241	11,463	2,483	3,434

Operating income	4,936	3,843	2,774	605

Financial income, net	610	1,551	132	629

Income before income taxes	5,546	5,394	2,906	1,234

Income tax expense	1,762	885	976	253

Net income	$3,784	$4,509	$1,930	$981

Basic earnings per share	$0.59	$0.58	$0.30	$0.11

Weighted average number of ordinary shares
used in computing basic earnings per share	6,459,030	7,799,583	6,466,125	8,723,574

Diluted earnings per share	$0.58	$0.57	$0.29	$0.11

Weighted average number of ordinary shares
used in computing diluted earnings per share	6,559,985	7,897,036	6,568,030	8,827,487

STARLIMS TECHNOLOGIES LTD.
NON-GAAP CONSOLIDATED
CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,		Three months ended December 31,
	2006	2007	2006	2007
	Audited	Unaudited	Audited	Unaudited

Revenues
Software licensing	$8,286	$10,656	$3,500	$3,129
Maintenance	2,841	3,241	765	910

Total product revenues	11,127	13,897	4,265	4,039
Services	8,638	9,878	2,773	2,652

Total revenues	19,765	23,775	7,038	6,691

Cost of revenues
Cost of products	31	374	11	348
Cost of services	5,544	8,066	1,766	2,283

Total cost of revenues	5,575	8,440	1,777	2,631

Gross profit	14,190	15,335	5,261	4,060

Operating expenses
Research and development	1,855	2,849	575	807
Selling and marketing	4,630	5,569	1,076	1,771
General and administrative	2,576	2,660	787	795

Total operating expenses	9,061	11,078	2,438	3,373

Operating income	5,129	4,257	2,823	687

Financial income, net	610	1,551	132	629

Income before income taxes	5,739	5,808	2,955	1,316

Income tax expense	1,829	976	992	282

Net income	$3,910	$4,832	$1,963	$1,034

Basic earnings per share	$0.61	$0.62	$0.30	$0.12

Weighted average number of ordinary shares
used in computing basic earnings per share	6,459,030	7,799,583	6,466,125	8,723,574

Diluted earnings per share	$0.60	$0.61	$0.30	$0.12

Weighted average number of ordinary shares
used in computing diluted earnings per share	6,559,985	7,897,036	6,568,030	8,827,487

STARLIMS TECHNOLOGIES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP CONSOLIDATED
STATEMENTS OF INCOME

	Year ended December 31,		Three months ended December 31,
	2006	2007	2006	2007
	Audited	Unaudited	Audited	Unaudited

GAAP total cost of revenues	5,588	8,469	1,781	2,652
Stock based compensation expenses	(13)	(29)	(4)	(21)

NON-GAAP total cost of revenues	5,575	8,440	1,777	2,631

GAAP Research and development expenses	1,866	2,872	578	822
Stock based compensation expenses	(11)	(23)	(3)	(15)

NON-GAAP Research and development expenses	1,855	2,849	575	807

GAAP Selling and marketing expenses	4,741	5,792	1,107	1,814
Stock based compensation expenses	(111)	(123)	(31)	(43)
Issuance related expenses	--	(100)	--	--

NON-GAAP Selling and marketing expenses	4,630	5,569	1,076	1,771

GAAP General and administrative expenses	2,634	2,799	798	798
Stock based compensation expenses	(13)	(9)	(3)	1
Issuance related expenses	--	(99)	--	--
Amortization of purchased intangible assets	(45)	(31)	(8)	(4)

NON-GAAP General and administrative expenses	2,576	2,660	787	795

GAAP total tax expenses	1,762	885	976	253
Taxes	67	91	16	29

NON-GAAP total tax expenses	1,829	976	992	282

STARLIMS TECHNOLOGIES LTD.
CONSOLIDATED OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended December 31,		Three months ended December 31,
	2006	2007	2006	2007
	Audited	Unaudited	Audited	Unaudited

CASH FLOWS - OPERATING ACTIVITIES
Net income	$3,784	$4,509	$1,930	$981

Adjustments to reconcile net income to cash provided by (used in)
operating activities:
Depreciation and amortization	378	510	106	141
Stock-based compensation	141	177	34	80
Gains related to marketable securities	(192)	(326)	(230)	(286)
Capital loss from sales of fixed assets	0	8	0	8
Increase in accrued severance pay	0	20	(13)	(3)
Deferred income taxes	174	(732)	54	(142)
The effect of exchange rate changes	(164)	(241)	128	(441)
Changes in assets and liabilities:
increase in accounts receivable	(1,406)	(30)	(1,662)	30
Increase (decrease) in allowance for doubtful accounts	80	(99)	80	(49)
Decrease (Increase) in other current assets	(460)	75	302	41
Increase (decrease) in trade accounts payable	(15)	(182)	(539)	(281)
Increase in deferred revenues	408	395	376	70
Increase (decrease) in other current liabilities	(587)	45	863	1,043

Net cash provided by operating activities	2,141	4,129	1,429	1,192

CASH FLOWS - INVESTING ACTIVITIES
Investments in available-for-sale marketable securities	(1,982)	(740)	(1,100)	(33)

Proceeds from sale of available-for-sale marketable securities	2,380	1,563	1,450	(576)
Investment in held-to-maturity marketable securities	0	(1,706)	0	(102)
Proceeds from sale of held-to-maturity securities	0	1,685	0	1,685
Investments in restricted deposits, net	(235)	(101)	(27)	(146)
Loans to employees,net	(164)	(64)	72	46
Proceeds from sale of property and equipment		10	(3)	10
Purchase of fixed assets	(640)	(523)	(216)	(101)
Acquisition of subsidiary, net of cash acquired, and
business operation (Appendix A)	(1,049)	0	0	0

Net cash used in investing activities	(1,690)	124	176	783

CASH FLOWS - FINANCING ACTIVITIES
Proceeds from issuing of shares, net of issuance expenses	0	26,785	0	146
Deferred share issuance expenses	(133)	0	(133)
Proceeds from sale of treasury stock against exercise of options	216	19	57	8
Purchase of treasury stock by the Company	0	(93)	0	(13)
Dividends paid	(1,389)	(1,914)	0	0

Net cash provided by (used in) financing activities	(1,306)	24,797	(76)	141

THE EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(3)	115	11	96

Increase (decrease) in cash and cash equivalents	(858)	29,165	1,540	2,212

Cash and cash equivalents at the beginning of the period	3,397	2,539	999	29,492

Cash and cash equivalents at the end of the period	$2,539	$31,704	$2,539	$31,704

APPENDIX A - ACQUISITION OF SUBSIDIARY AND BUSINESS OPERATION

	Year Ended December 31,
	2006	2007
	Audited	Unaudited

Current assets (excluding cash and cash equivalents)	(844)	-
Fixed assets, net	(120)	-
Current liabilities	1,164	-
Goodwill and other intangible assets	(1,249)	-

	(1,049)	-

The accompanying notes form an integral part of the consolidated financial statements.

STARLIMS TECHNOLOGIES LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousand)

NOTE 1 - SEGMENTAL DISCLOSURE

A.	Revenues by geographical areas

	Year Ended December 31,
	2 0 0 6	2 0 0 7
	Audited	Unaudited

North America	14,689	16,094
Latin America	1,690	1,987
Europe	2,682	3,235
Asia	516	2,110
Israel	188	349

	19,765	23,775

B.	Issuance of shares

—	The Company issued 2,100,000 shares on May 23, 2007 in its initial public offering in the United States.
—	On June 27, 2007, the underwriters, Oppenheimer & Co. and JMP Securities LLC, exercised part of their over allotment and purchased an additional 126,300 ordinary shares from the Company.
—	STARLIMS sold a total of 2,226,300 ordinary share (including the over allotment option shares) at a price to the public of $13.50 per share resulting in net proceeds from the offering of approximately $27 million.
—	On November 11, 2007, the Board of Directors of the Company approved the award of an aggregate 177,300 restricted stock units to employees of the Company and its subsidiaries, subject to the terms and conditions of the STARLIMS Technologies Ltd. 2007 Restricted Stock Unit Plan.
—	On February 13, 2008, the Board of Directors of the Company authorized a stock repurchase program. The stock repurchase program authorizes the Company to repurchase shares of its common stock, in the open market or privately negotiated transactions, at times and prices considered appropriate by the company depending upon prevailing market conditions and other corporate considerations. The program limits the Company to an aggregate purchase of $2 million over a period of 18 months.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: February 14, 2008